

Mail Stop 3561

February 1, 2017

<u>Via E-mail</u>
Mr. Larry Taddei
Chief Financial Officer
MAG Silver Corp.
Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

      Re: MAG Silver Corp.
             Form 40-F for the Year Ended December 31, 2015
             Filed March 30, 2016
             File No. 001-33574

Dear Mr. Taddei:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Rufus Decker

                            Rufus Decker
                            Accounting Branch Chief
                            Office of Beverages, Apparel and Mining